Filed by Brooks Automation, Inc.
Pursuant to Rule 425 under the Securities Act of
1933, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.

Subject Company: PRI Automation, Inc.
Commission File Number: 0-24934

This filing relates to a planned merger between Brooks Automation, Inc. (“Brooks” or “Brooks Automation”) and PRI Automation, Inc. (“PRI” or “PRI Automation”) and Pontiac Acquisition Corp., pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of December 18, 2001 (the “Merger Agreement”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-4, filed by Brooks Automation, Inc. effective on April 8, 2002, and is incorporated by reference into this filing.

Pursuant to Rule 165 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934, the following communication regarding the proposed transaction between Brooks Automation, Inc. and PRI Automation, Inc. is filed:

PRESS RELEASE REGARDING THE MERGER
OF BROOKS AUTOMATION, INC. AND PRI AUTOMATION, INC.

This filing is made to publish a press release issued on April 24, 2002.

SAFE HARBOR STATEMENT

The foregoing discussion contains forward-looking statements related to the acquisition of PRI and to future financial results and industry trends. Brooks Automation cannot guarantee that the merger with PRI will be completed due to the risks and uncertainties relating to the companies’ ability to secure shareholder approval and to satisfy the other conditions to the closing of the merger, nor can it assure that the combined company will realize any of the anticipated benefits and synergies of the merger. The forward looking statements involve known and unknown risks and uncertainties including, without limitations, the uncertainty concerning the length and severity of the general economic downturn, and the downturn in the semiconductor industry specifically; the Company’s dependence on the cyclical semiconductor industry; the impact of external events on the duration of the industry down cycle; the Company’s ability to quickly and effectively align its cost structure with anticipated revenue; the Company’s dependence on relatively few customers for a significant portion of its revenues; the Company’s reliance on sales to OEM customers and the lengthy sales cycles of those customers; the ability of the Company to continue to successfully develop and market new products and product enhancements on a timely basis; the ability to integrate recent acquisitions into the Company; the highly competitive nature and rapid technological change that characterize the industries in which the Company competes; and other risks and uncertainties described in the Company’s reports and registration statements filed with the Securities and Exchange Commission. As a result, there can be no assurance that the Company’s future results will not be materially different than those projected. The Company also operates in an industry sector where securities’ values are highly volatile and may be influenced by economic and other factors beyond the Company’s control. The forward-looking statements contained herein speak only of the Company’s expectations as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

RULE 425 STATEMENT

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the transaction described in these materials, because it will contain important information. Security holders may obtain a free copy of the joint proxy statement/prospectus, and other related documents filed by Brooks and PRI at the SEC’s Web site at www.sec.gov or at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, DC 20549 or at one of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The joint proxy statement/prospectus and the other documents may also be obtained by contacting either company.

Contact:

For Brooks Automation:	For PRI Automation:

Mark Chung Director of Investor Relations Telephone: (978) 262-2459 Fax: (978) 262-2606 mark.chung@brooks.com	Michelle Goodall Faulkner Director of Corporate Communications Telephone: (978) 670-4270 ext. 3161 mfaulkner@pri.com

ADDITIONAL INFORMATION

Brooks, PRI and their respective officers and directors may be deemed participants in the solicitation of proxies from their respective stockholders with respect to the transaction contemplated by the merger agreement. The joint proxy statement/prospectus contains important information about the persons soliciting the proxies relating to the merger and their interests in the transactions. Additional information regarding PRI’s directors and officers is also included in PRI’s definitive proxy statement dated February 20, 2001, available free of charge from PRI and the SEC. Additional information regarding Brooks’ directors and officers is also included in Brooks’ definitive proxy statement dated April 8, 2002, available free of charge from Brooks and the SEC.

15 Elizabeth Drive Chelmsford, MA 01824 Telephone: 978-262-2400 Fax: 978-262-7606

Brooks Automation and PRI Automation Receive DOJ Clearance of Pending Acquisition

Chelmsford, MA, and Billerica, MA, April 24, 2002 — Brooks Automation, Inc. (NASDAQ: BRKS), a leading provider of automation hardware, software and services for the semiconductor manufacturing and related industries, and PRI Automation, Inc. (NASDAQ: PRIA), a global leader in advanced automation systems for the semiconductor and precision electronics industries, announced today that the companies have been notified by the Department of Justice that the DOJ has completed its review of the pending acquisition of PRI by Brooks, and that the transaction may proceed.

Brooks Automation and PRI Automation have mailed a joint proxy statement/prospectus for the Brooks annual meeting of stockholders and a special meeting of PRI stockholders, both to be held on May 13, 2002. The Brooks stockholder meeting will be held at 10:00 a.m. Eastern Standard Time at its corporate headquarters in Chelmsford, Massachusetts. The PRI stockholder meeting will be held at 2:00 p.m. Eastern Standard Time at the offices of Foley, Hoag & Eliot LLP in Boston, Massachusetts. Assuming stockholder approval by both companies, the acquisition is expected to be completed on May 14, 2002.

Due to regulatory delays in completion of the transaction, Brooks now expects that realization of the anticipated operational synergies from the combination will be delayed, and that the transaction will become accretive to Brooks earnings in the second half of fiscal 2003. Further guidance for the combined companies will be provided following the close of the acquisition.

About Brooks Automation, Inc.
Brooks Automation, Inc. is the world’s largest provider of automation products and services to the global semiconductor industry. The company provides a broad and deep product line that includes vacuum and atmospheric modules, vacuum cluster tool platforms, integrated equipment front-ends for factory/tool interfacing, ultra-clean mini-environments for isolating processing equipment and wafers, tool automation software and controls, manufacturing execution system (MES) software, planning and logistics software, equipment engineering systems and system integration services for semiconductor factory automation. The Company has ISO 9001 certification, is headquartered in Chelmsford, MA and has direct operations in the United States, Canada, Europe, Japan, Korea, Malaysia, Singapore, Taiwan, and China. Brooks’ web site is www.brooks.com.

About PRI Automation
PRI Automation, Inc., headquartered in Billerica, Massachusetts, is a leading global supplier of advanced factory automation systems, software, and services that optimize the productivity of semiconductor and precision electronics manufacturers as well as OEM process tool manufacturers. PRI is the only company to provide a tightly integrated and flexible hardware and software solution that optimizes the flow of products, data, materials and resources throughout the production chain. The company has thousands of systems installed at approximately one hundred locations throughout the world. For more information, visit PRI online at www.pria.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995:

The foregoing discussion contains forward-looking statements related to the acquisition of PRI and to future financial results and industry trends. Brooks Automation cannot guarantee that the merger with PRI will be completed due to the risks and uncertainties relating to the companies’ ability to secure shareholder approval and to satisfy the other conditions to the closing of the merger, nor can it assure that the combined company will realize any of the anticipated benefits and synergies of the merger. The forward looking statements involve known and unknown risks and uncertainties including, without limitations, the uncertainty concerning the length and severity of the general economic downturn, and the downturn in the semiconductor industry specifically; the Company’s dependence on the cyclical semiconductor industry; the impact of external events on the duration of the industry down cycle; the Company’s ability to quickly and effectively align its cost structure with anticipated revenue; the Company’s dependence on relatively few customers for a significant portion of its revenues; the Company’s reliance on sales to OEM customers and the lengthy sales cycles of those customers; the ability of the Company to continue to successfully develop and market new products and product enhancements on a timely basis; the ability to integrate recent acquisitions into the Company; the highly competitive nature and rapid technological change that characterize the industries in which the Company competes; and other risks and uncertainties described in the Company’s reports and registration statements filed with the Securities and Exchange Commission. As a result, there can be no assurance that the Company’s future results will not be materially different than those projected. The Company also operates in an industry sector where securities’ values are highly volatile and may be influenced by economic and other factors beyond the Company’s control. The forward-looking statements contained herein speak only of the Company’s expectations as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

*	*	*

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the transaction described in these materials, because it will contain important information. Security holders may obtain a free copy of the joint proxy statement/prospectus, and other related documents filed by Brooks and PRI at the SEC’s Web site at www.sec.gov or at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, DC 20549 or at one of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The joint proxy statement/prospectus and the other documents may also be obtained by contacting either company. Brooks, PRI and their respective officers and directors may be deemed participants in the solicitation of proxies from their respective stockholders with respect to the transaction contemplated by the merger agreement. The joint proxy statement/prospectus contains important information about the persons soliciting the proxies relating to the merger and their interests in the transactions. Additional information regarding PRI’s directors and officers is also included in PRI’s definitive proxy statement dated February 20, 2001, available free of charge from PRI and the SEC. Additional information regarding Brooks’ directors and officers is also included in Brooks’ definitive proxy statement dated April 8, 2002, available free of charge from Brooks and the SEC.

CONTACT:	Brooks Automation, Inc. Mark Chung Director of Investor Relations Telephone: (978) 262-2459 Fax: (978) 262-2606 mark.chung@brooks.com

PRI Automation, Inc. Michelle Goodall Faulkner Director of Corporate Communications Telephone: (978) 670-4270 ext. 3161 mfaulkner@pri.com